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January 29, 2018

VIA EDGAR AND ELECTRONIC MAIL

Alison T. White, Esq.

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The China Fund, Inc. (the “Fund”) Preliminary Proxy Statement on Schedule 14A Filed on January 17, 2018 by City of London Investment Group PLC, et al. (the “Proxy Statement”) File No. 811-05749

Dear Ms. White:

We acknowledge receipt of the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), delivered via electronic mail and telephone on January 24, 2018 (the “Staff Correspondence”) with regard to the above-referenced matters. We have reviewed the Staff Correspondence with our client, City of London Investment Group PLC and the other participants in the solicitation (collectively, “City of London”), and provide the following responses on City of London’s behalf. For ease of reference, the comments in the Staff Correspondence are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the respective Proxy Statement.

Introductory Statement, page 1

1.	In the third bullet point, please add the average discount in the Fund’s share price to net asset value (“NAV”) for 2017.

City of London acknowledges the Staff’s comment and has revised the third bullet point to include the Fund’s average NAV discount for 2017 in addition to 2016. Please see page 1 of the Proxy Statement.

Reasons for our Solicitation, pages 2-4

2.	On a supplemental basis, please provide the dates associated with the letters referenced in the Proxy Statement as having been included as exhibits to City of London’s regulatory filings with the SEC.

City of London acknowledges the Staff’s comment and supplementally refers to its letters to Chairman Joe Rogers attached as Exhibit A to its Schedule 13D and amendments thereto, filed with the SEC on April 27, June 28, August 10, and September 11, 2017, respectively.

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January 29, 2018

3.       Please add the average NAV discount in the Fund’s shares for 2017 to the table on page 2.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

4.	Please specify a different source with respect to the figures for the Company’s performance and average discount to NAV listed in the “Reasons for our Solicitation” section.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

5.	Please discuss the absolute performance of the Fund in addition to its performance relative to its benchmark index.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement to accordingly. Please see page 2 of the Proxy Statement.

6.	Please clarify the reference to the Fund’s right to potential recourse for unsatisfactory performance under the investment advisory contract.

City of London acknowledges the Staff’s comment and has removed the reference to the Fund’s right to potential recourse for unsatisfactory performance under the investment advisory contract. Please see page 3 of the Proxy Statement.

7.	Please clarify the following sentence: “To alleviate the hedge fund’s liquidity issues, Mr. Ruffle caused the Fund to invest in convertible bonds issued by the Chinese company that used 55% of the proceeds of the Fund’s investment to redeem a substantial portion of its preexisting bonds held by the hedge fund.”

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 3 of the Proxy Statement.

8.	Please provide supplemental support or correct the reference to the Fund’s stockholders being left “holding the bag” with respect to the Fund’s investment in a certain Chinese company’s convertible bonds.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that if not for the SEC’s enforcement proceeding, the Fund’s stockholders would have been left “holding the bag” with respect to the Fund’s investment in the convertible bonds. Please see page 3 of the Proxy Statement.

9.	Please clarify whether the Audit Committee Chair’s annual stipend was increased by $10,000 to a total sum of $30,000 or increased by $15,000 to a total sum of $45,000.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the Chairman of the Audit Committee Chair’s annual stipend was increased by $10,000 to a total sum of $30,000. Please see page 4 of the Proxy Statement.

January 29, 2018

10.	Please provide support regarding the $2 million “write-off” which you indicate was “avoidable” and the responsibility of the Chairman of the Audit Committee.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 4 of the Proxy Statement.

11.	Please correct the misstatement on page 4 “as the Fund’s discount continues to widen” given the narrowing of the Fund’s average NAV discount in 2017.

City of London acknowledges the Staff’s comment and has deleted the statement. Please see page 4 of the Proxy Statement.

12.	Please provide disclosure clarifying that the nominees, if elected, will represent a minority of the Board and as such, will not have the power to unilaterally act to evaluate opportunities to maximize value for stockholders without a resolution of the entire Board.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 4 of the Proxy Statement.

Background to the Solicitation, page 6

13.	Please explain what is meant by “a seemingly undisciplined cost structure.”

City of London acknowledges the Staff’s comment and respectfully advises the Staff that the undisciplined cost structure included lavish trips to China costing stockholders $149,445 in 2016, from which City of London sees no benefit accruing to stockholders. Please see page 4 of the Proxy Statement.

14.	We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

City of London acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s advance notice bylaws are silent as to whether a substitute nominee would be permitted. In addition, City of London confirms to the Staff that should it lawfully identify or nominate substitute nominees before the Annual Meeting, City of London and the other participants will file an amendment to the Proxy Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 1, pages 8-10

15.	On a supplemental basis, please disclose what City of London’s plans are if its nominees are not elected to the Board.

January 29, 2018

City of London acknowledges the Staff’s comment. On a supplemental basis, City of London respectfully informs the Staff that it does not have any fixed plans as of the date hereof with respect to the Fund in the event that City of London’s nominees are not elected to the Board.

Proposal No. 2, page 10

16.	Please identify who will manage the Fund if your proposal to terminate the Fund’s existing investment manager is approved by stockholders.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement to identify how the fund will be managed if City of London’s proposal to terminate the Fund’s existing investment manager is approved by stockholders. Please see page 3 of the Proxy Statement.

17.	Please clarify the difference between the Fund’s “NAV performance” and “investment performance” as discussed in the Supporting Statement for Proposal No. 2. Please also explain the difference in the performance figures described in the “Reasons for Our Solicitation” Section and the Supporting Statement for Proposal No. 2.

City of London acknowledges the Staff’s comment and respectfully advises the staff that the Fund’s NAV performance refers to the average discount relative to the NAV of the Fund’s Shares and the Fund’s investment performance refers to its absolute and relative returns compared to the benchmark index. On a supplemental basis, City of London advises the Staff that the disparity in the percentage by which the Fund lags the Index is due to the difference in measurement period (i.e., the rolling one-year and three-year period ending June 30, 2017 vs. the year-to-date and three-year periods ended December 31, 2017).

Solicitation of Proxies, page 13

18.	Please clarify when City of London would seek reimbursement from the Fund for all expenses it incurs in connection with its solicitation.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 13 of the Proxy Statement.

Incorporation by Reference, page 16

19.	Please explain what “other important information” is being incorporated by reference under Rule 14a-5(c) from the Fund’s proxy statement.

City of London acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 16 of the Proxy Statement.

Proxy Card

20.	Please indicate how the proxy will be voted if no direction is indicated with respect to Proposal 2.

City of London acknowledges the Staff’s comment and has revised the proxy card accordingly.

January 29, 2018

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Barry Olliff, City of London Investment Group PLC